For immediate release

FAIRMONT HOTELS & RESORTS INC. REPORTS
THIRD QUARTER RESULTS

TORONTO, October 21, 2003 — Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the third quarter ended September 30, 2003. All amounts are expressed in U.S. dollars.

“While demand continues to improve as a result of improving U.S. and global economies, a challenging operating environment persisted throughout the third quarter. As anticipated, the lingering impact of severe acute respiratory syndrome (“SARS”) had a significant effect on our Canadian business,” said William R. Fatt, Chief Executive Officer of FHR. “Our Canadian properties continued to suffer from the considerable decline in international travelers during what is traditionally the strongest quarter for these hotels.”

As previously announced, FHR’s two owned properties in Bermuda suffered extensive damage from Hurricane Fabian in early September. The Fairmont Southampton was more seriously affected and will be closed for repairs until spring 2004. The Fairmont Hamilton Princess will operate at reduced capacity for the balance of the year. FHR has extensive insurance coverage for both property damage and business interruption. This insurance is subject to deductible amounts and uninsured items estimated at $10 – $12 million. Of this amount, the Company recorded a $7.4 million provision in the third quarter and the balance will be recorded by year-end.

On a comparable basis, revenue per available room (“RevPAR”) for Fairmont’s managed hotels was flat and RevPAR at FHR’s owned portfolio increased 2.9%. Both the owned and managed portfolios have experienced a trend of improving monthly RevPAR for the past few months. The Fairmont Southampton has been removed from the comparable portfolios as it has been closed for extensive repairs since early September. Favorable foreign exchange movements contributed to an improvement in overall operating statistics.

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

	(In millions except EPS amounts)
Operating Revenues	$179.4	$172.4	$521.7	$465.0
EBITDA [a]	46.9	74.2	132.5	165.5
Net Income [b]	11.6	39.0	64.2	81.5
Basic earnings per share (“EPS”) [b]	$0.15	$0.50	$0.81	$1.04

a.	EBITDA for the three and nine months ended September 30, 2003 includes a $7.4 million provision relating to hurricane damage in Bermuda.

b.	Net income and EPS for the nine months ended September 30, 2003 also include a one-time $24.4 million income tax recovery recorded in June 2003.

Third Quarter Consolidated Results

Operating revenues1 increased 4.1% to $179.4 million in 2003. This improvement relates primarily to increased revenues from the recent acquisitions of The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii. The appreciation in the Canadian dollar offset the decline in Canadian operating revenues in the quarter. EBITDA2 was down $27.3 million or 36.8% to $46.9 million in the third quarter. This decline was driven by weaker results at our Canadian hotels as a result of SARS and a $7.4 million provision relating to hurricane repairs.

Third Quarter Ownership Operations

Revenues from hotel ownership improved 12.2% to $168.6 million compared to $150.3 million in 2002. This increase relates primarily to the acquisitions of The Fairmont Orchid, Hawaii and the remaining 50% interest in The Fairmont Copley Plaza Boston, which was previously accounted for using the equity method. The Fairmont Kea Lani Maui continued to produce strong operating results, while the Canadian resorts continue to be negatively affected by SARS.

RevPAR of $132.68 was up 2.9% in the third quarter of 2003, driven by a 7.8% improvement in average daily rate (“ADR”) that offset a 3.1 point drop in occupancy. The Canadian owned hotels had RevPAR growth of 4.0%, driven by the appreciation in the Canadian dollar but offset by a considerable decline in occupancy, most notably from the international tour segment. Both The Fairmont Kea Lani Maui and The Fairmont Scottsdale Princess posted strong rate growth in the quarter contributing to a 1.4% RevPAR improvement at the U.S. and International comparable portfolio.

Equity income generated from FHR’s investment in Legacy Hotels Real Estate Investment Trust (“Legacy”) was $2.6 million compared to income of $7.2 million in 2002. The impact of SARS on Legacy’s portfolio during its historically strongest quarter was considerable given its significant exposure to Toronto and other major Canadian cities.

FHR did not dispose of any real estate during the third quarter. EBITDA generated by real estate operations was down $3.1 million from the $2.1 million earned in 2002, when the Company sold a portion of its Toronto lands. FHR does not expect any further significant disposals in 2003.

Third Quarter Management Operations

Fairmont

Revenues under management of $394 million increased 9.0% over 2002, mainly from the addition of five new management contracts since the summer of 2002. Management fee revenues increased to $12.5 million from $11.3 million in 2002, with base fees increasing proportionately with revenues under management and minimal incentive fees. Due to the impact of SARS on the operations of the Canadian Fairmont hotels, targets that are typically achieved during the third quarter were not reached. Management expects that incentive fees earned in the fourth quarter will be significantly lower than last year.

For the Fairmont portfolio, RevPAR was virtually unchanged at $119.27. The Canadian comparable portfolio reported a 1.5% decrease in RevPAR resulting from the significant effects of SARS, which was offset by the considerable appreciation in the Canadian dollar. Improving results at the U.S. city center properties resulted in a 2.2% RevPAR increase at the U.S. and International properties.

Delta

In the third quarter, revenues under management of $91 million were relatively unchanged from $90 million in 2002. This exclusively Canadian hotel portfolio continued to be impacted by the lingering effects of SARS. Delta earned management fee revenues of $3.0 million down from $3.6 million in 2002. In 2002,

Delta received a one-time payout from a managed property, which accounts for the higher fee income in the prior period. On July 1, 2003, Delta entered the Quebec City market with the addition of a franchise agreement at the Delta Quebec (formerly the Radisson). Also in July, Delta announced the addition of another new franchise in Fredericton, New Brunswick. The hotel will be re-flagged the Delta Fredericton upon commencement of the franchise agreement in December 2003.

Nine-Month Consolidated Results

For the nine months ended September 30, 2003, operating revenues increased 12.2% to $521.7 million from $465.0 million. Recent acquisition activity and foreign currency fluctuations generated the majority of this increase. EBITDA of $132.5 million was down 19.9% from last year and included $14.9 million from real estate activities in 2003 versus $5.7 million in the nine months ended September 30, 2002. EBITDA also included a $7.4 million provision related to the hurricane damage in Bermuda.

Equity losses generated from FHR’s investment in Legacy were $4.2 million compared to equity income of $6.9 million in 2002. The impact of SARS on Legacy’s portfolio in the second and third quarters was considerable given its significant exposure to Toronto and other major Canadian cities.

Net income of $64.2 million was down 21.2% compared to the prior year while basic EPS was $0.81 in 2003 compared to $1.04 in 2002. Net income included a one-time $24.4 million income tax recovery from a favorable tax reassessment recorded in June 2003 and the $7.4 million provision related to the hurricane damage.

To date in 2003, FHR has disposed of two blocks of the Coal Harbour lands in Vancouver and one block of the Southtown lands in Toronto. These sales generated cash proceeds of $30.8 million and resulted in EBITDA from real estate activities totaling $14.9 million. FHR does not expect any further significant disposals in 2003.

Capital Expenditures

Hotel related capital expenditures for the quarter and year-to-date totaled $19.9 million and $55.5 million, respectively. Several projects were underway during the quarter including:

•	The renovation of two-thirds of the guestrooms at The Fairmont Copley Plaza Boston (completed in May);

•	The ongoing construction of the meeting facility at The Fairmont Chateau Lake Louise; and

•	The guestroom renovations at The Fairmont Royal Pavilion. The resort re-opened at quarter-end following five months of extensive capital improvements.

In addition to the ongoing projects listed above, renovations began at The Fairmont Orchid, Hawaii in late September. They include the restaurant, the refurbishment of the spa and the conversion of one guest floor to Fairmont Gold. In December, the renovation of the meeting rooms and final phase of guestrooms will begin at The Fairmont Copley Plaza Boston, which is expected to finish in early spring 2004. FHR currently expects that total capital expenditures in 2003 will be approximately $100 million, which does not include any of the Bermuda hurricane repairs.

Announcements and Corporate Activities

Effective August 1, 2003, Fairmont assumed management of The Fairmont Olympic Hotel, Seattle, which was concurrently purchased by Legacy. Built in 1924, this 450-room hotel is located in the heart of Seattle’s Rainier Square neighborhood and expands Fairmont’s presence in one of the key U.S. markets.

On October 17, 2003, Legacy announced a major refinancing of its corporate debt structure. Legacy’s intention to enter into seven mortgage financings with varying terms of three to ten years will significantly extend Legacy’s debt maturities and provide a more reliable form of long-term capital. Proceeds from the financings will be used to redeem all of Legacy’s outstanding unsecured debentures and to fund the related call premium in the fourth quarter. This charge is expected to reduce FHR’s fourth quarter EBITDA by an estimated $2.5 million.

During the quarter, FHR did not repurchase any shares under its previous normal course issuer bid. FHR has repurchased a total of 747,100 shares at a total cost of $16.8 million during 2003. Subsequent to the third quarter, FHR announced a new normal course issuer bid effective October 8, 2003, authorizing the Company to purchase up to 5% of its public float in the twelve-month period following the bid’s effective date.

Outlook

“We are encouraged by a number of positive signs that indicate a recovery next year. Bookings for our critical group business are on pace for 2004 relative to this time last year, notwithstanding all of the issues impacting demand from this segment in 2003,” commented Mr. Fatt.

“Our 2003 expectations for the Company’s hotel operations continue to be consistent with our previous guidance provided in July. However, we are now lowering our guidance to reflect the $10 – $12 million provision associated with the Bermuda hurricane damage and the $2.5 million impact relating to the Legacy refinancing,” continued Mr. Fatt. “Our revised full-year 2003 EBITDA range is $140 – $150 million compared to $155 – $165 million. This assumes an estimated $3 – $5 million of expenses in the fourth quarter pertaining to the hurricane damage. Our forecast anticipates ongoing weakness throughout the North American lodging industry for the balance of the year and the previously revised outlook for several properties.”

FHR now estimates EPS for the year to be between $0.62 – $0.70 compared to the Company’s previous guidance of $0.81 – $0.89. This estimate assumes that the hurricane related expenses are non-deductible for income tax purposes and includes the $24.4 million income tax recovery recorded in the second quarter. Excluding these two one-time items, we expect the full-year tax rate to be approximately 29%.

We continue to manage our business based on the assumption that following this difficult period, FHR will enjoy a sharp recovery in 2004 relative to our current 2003 performance. Considerable efforts are underway by governments and tourism companies alike to ensure that the pristine images of both Canada and Bermuda are restored. Our significant investment in many of our world-class properties and the recent acquisition of two key properties position us well for growth in 2004.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

FHR will hold a conference call today, October 21, 2003 at 1:30 p.m. Eastern Time to discuss these results. To participate, please dial 416.695.5806 or 1.800.273.9672 approximately 10 minutes prior to the beginning of the call to receive clearance from the operator. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on October 21, 2003 through to October 28, 2003 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #1481058. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended			Nine months ended
	September 30			September 30

	2003	2002	Variance	2003	2002	Variance

OWNED HOTELS
Worldwide
RevPAR	$132.68	$128.92	2.9%	$120.51	$118.83	1.4%
ADR	208.48	193.36	7.8%	201.37	187.48	7.4%
Occupancy	63.6%	66.7%	(3.1 points)	59.8%	63.4%	(3.6 points)
Canada
RevPAR	$152.77	$146.89	4.0%	$108.67	$106.46	2.1%
ADR	207.67	186.90	11.1%	171.20	153.76	11.3%
Occupancy	73.6%	78.6%	(5.0 points)	63.5%	69.2%	(5.7 points)
U.S. and International
RevPAR	$110.91	$109.41	1.4%	$133.31	$132.27	0.8%
ADR	209.70	203.60	3.0%	238.42	231.93	2.8%
Occupancy	52.9%	53.7%	(0.8 points)	55.9%	57.0%	(1.1 points)
FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$119.27	$119.18	0.1%	$105.49	$108.98	(3.2%)
ADR	178.18	168.37	5.8%	171.52	164.29	4.4%
Occupancy	66.9%	70.8%	(3.9 points)	61.5%	66.3%	(4.8 points)
Canada
RevPAR	$120.15	$122.02	(1.5%)	$90.12	$93.52	(3.6%)
ADR	166.60	152.72	9.1%	143.81	132.34	8.7%
Occupancy	72.1%	79.9%	(7.8 points)	62.7%	70.7%	(8.0 points)
U.S. and International
RevPAR	$118.20	$115.70	2.2%	$124.11	$127.81	(2.9%)
ADR	195.00	194.04	0.5%	206.50	209.32	(1.3%)
Occupancy	60.6%	59.6%	1.0 points	60.1%	61.1%	(1.0 points)
DELTA MANAGED HOTELS
Worldwide
RevPAR	$66.96	$65.77	1.8%	$56.79	$56.34	0.8%
ADR	97.16	90.79	7.0%	91.67	86.58	5.9%
Occupancy	68.9%	72.4%	(3.5 points)	62.0%	65.1%	(3.1 points)

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston
Fairmont Managed:	The Fairmont Southampton; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.; The Fairmont Olympic Hotel, Seattle; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Dubai
Delta Managed:	Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

1.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). FHR’s calculation of operating revenues may be different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

	September 30	December 31
	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$49.4	$49.0
Accounts receivable	58.0	47.0
Inventory	13.5	12.5
Prepaid expenses and other	34.7	10.9

	155.6	119.4
Investments in partnerships and corporations (note 3)	53.5	68.9
Investment in Legacy Hotels Real Estate Investment Trust	105.5	96.4
Non-hotel real estate	96.6	88.8
Property and equipment	1,622.4	1,441.1
Goodwill	130.1	123.0
Intangible assets	215.0	201.7
Other assets and deferred charges (note 4)	104.0	83.7

	$2,482.7	$2,223.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$108.6	$101.3
Taxes payable	3.4	5.3
Dividends payable	—	2.4
Current portion of long-term debt (note 5)	421.0	72.3

	533.0	181.3
Long-term debt	244.2	463.2
Other liabilities	94.0	82.8
Future income taxes (note 6)	87.5	96.4

	958.7	823.7

Shareholders’ equity (note 7)	1,524.0	1,399.3

	$2,482.7	$2,223.0

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Revenues
Hotel ownership operations	$168.6	$150.3	$462.5	$407.5
Management operations	10.6	10.2	27.8	25.6
Real estate activities	0.2	11.9	31.4	31.9

Operating revenues	179.4	172.4	521.7	465.0
Other revenues from managed and franchised properties	9.2	7.1	23.7	21.0

	188.6	179.5	545.4	486.0
Expenses
Hotel ownership operations	130.0	95.0	353.7	275.6
Management operations	4.7	4.0	15.7	12.1
Real estate activities	1.2	9.8	16.5	26.2

Operating expenses	135.9	108.8	385.9	313.9
Other expenses from managed and franchised properties	9.7	7.4	24.6	21.8

	145.6	116.2	410.5	335.7
Income (loss) from equity investments and other	3.9	10.9	(2.4)	15.2

Operating income before undernoted items	46.9	74.2	132.5	165.5
Amortization	17.5	13.9	51.0	41.9
Other (income) expenses, net	—	0.5	—	(5.7)
Reorganization and corporate expenses	—	—	—	1.3
Interest expense, net	8.9	5.0	23.1	13.5

Income before income tax expense and non-controlling interest	20.5	54.8	58.4	114.5

Income tax expense
Current	2.5	1.1	9.0	9.0
Future (note 6)	6.4	14.2	(14.8)	22.7

	8.9	15.3	(5.8)	31.7

Non-controlling interest	—	0.5	—	1.3

Net income	$11.6	$39.0	$64.2	$81.5

Weighted average number of common shares outstanding (in millions) (note 7)
Basic	79.1	77.9	79.2	78.4
Diluted	79.9	79.0	80.0	79.7
Basic earnings per common share	$0.15	$0.50	$0.81	$1.04
Diluted earnings per common share	$0.15	$0.49	$0.79	$1.02

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Net income	$11.6	$39.0	$64.2	$81.5
Items not affecting cash
Amortization of property and equipment	16.9	13.4	49.1	40.7
Amortization of intangible assets	0.6	0.5	1.9	1.2
(Income) loss from equity investments and other	(3.9)	(10.9)	2.4	(15.2)
Future income taxes	6.4	14.2	(14.8)	22.7
Non-controlling interest	—	0.5	—	1.3
Distributions from investments	—	1.2	4.4	6.3
Other	(2.8)	(2.6)	(9.0)	(10.7)
Change in non-hotel real estate	(2.7)	1.3	7.4	5.2
Changes in non-cash working capital items (note 9)	15.1	5.4	(19.5)	(30.8)

	41.2	62.0	86.1	102.2

Investing activities
Additions to property and equipment	(19.9)	(11.6)	(55.5)	(63.9)
Acquisitions, net of cash acquired (note 3)	—	—	6.0	—
Issuance of loans receivable (note 15)	(26.8)	—	(28.3)	—
Investments in partnerships and corporations	—	(10.4)	(0.7)	(13.4)

	(46.7)	(22.0)	(78.5)	(77.3)

Financing activities
Issuance of long-term debt	14.8	58.0	161.5	97.0
Repayment of long-term debt	(7.7)	(13.2)	(151.2)	(37.9)
Issuance of common shares	0.5	—	0.6	0.5
Repurchase of common shares	—	(71.8)	(16.8)	(73.0)
Dividends paid	(2.4)	(1.6)	(4.8)	(3.2)

	5.2	(28.6)	(10.7)	(16.6)

Effect of exchange rate changes on cash	—	0.6	3.5	2.8

Increase in cash	(0.3)	12.0	0.4	11.1
Cash — beginning of period	49.7	51.8	49.0	52.7

Cash — end of period	$49.4	$63.8	$49.4	$63.8

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Balance — Beginning of period	$83.2	$21.3	$38.5	$(19.6)
Net income	11.6	39.0	64.2	81.5

	94.8	60.3	102.7	61.9
Repurchase of common shares (note 7)	—	(30.4)	(5.5)	(30.4)
Dividends	—	—	(2.4)	(1.6)

Balance — End of period	$94.8	$29.9	$94.8	$29.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 115 years and currently manages properties principally under the Fairmont and Delta brands. At September 30, 2003, FHR managed or franchised 81 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at September 30, 2003, managed 42 luxury Fairmont branded properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at September 30, 2003.

In addition to hotel and resort management, at September 30, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels and resorts across Canada and two in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

Results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. The related results of operations from these assets classified as held for sale will be reported in discontinued operations if certain criteria are met, with reclassification of prior year’s related operating results. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

3.	Acquisition

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. Certain acquisition costs have been estimated in the purchase price equation and have not yet been finalized. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 5, 2007 an hedge to cap the LIBOR rate at 6.5%.

The total cost of the hotel, including the 50% interest already owned, acquisition costs of $0.5 less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

4.	Other assets and deferred charges at September 30, 2003, includes a cash balance of $3.1 which is in reserve pursuant to terms of certain mortgage agreements. This cash is to be held in reserve for use towards certain capital expenditures.

5.	As at September 30, 2003, borrowings under two bank credit facilities which mature in the third quarter of 2004 were classified as current debt. FHR is currently negotiating the extension of one of these facilities and reviewing proposals for the replacement of the other.

6.	A $24.4 recovery of future income tax was recorded in June 2003 as a result of a favorable tax reassessment.

7.	Shareholders’ equity

	September 30,	December 31,
	2003	2002

Common shares	$1,201.8	$1,191.5
Contributed surplus	141.9	141.9
Foreign currency translation adjustments	85.5	27.4
Retained earnings	94.8	38.5

	$1,524.0	$1,399.3

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

	(in millions)		(in millions)
Weighted-average number of common shares outstanding — basic	79.1	77.9	79.2	78.4
Stock options	0.8	1.1	0.8	1.3

Weighted-average number of common shares outstanding — diluted	79.9	79.0	80.0	79.7

Effective October 8, 2003, FHR may repurchase for cancellation up to approximately 3.9 million or 5% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion. Under the previous issuer bid which ended on October 2, 2003, during the nine months ended September 30, 2003, FHR repurchased 747,100 shares (nil for the third quarter) for total consideration of $16.8 ($nil for the third quarter), of which, $11.3 was charged to common shares and $5.5 was charged to retained earnings. During the nine months ended September 30, 2003, FHR issued 47,637 shares (33,843 shares for the third quarter) pursuant to the Key Employee Stock Option Plan (“KESOP”). $0.6 ($0.5 for the third quarter) was credited to common shares for options exercised. At September 30, 2003, 79,080,159 common shares were outstanding (2002 — 78,569,035).

During the nine months ended September 30, 2003, 107,000 (nil in the third quarter) stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Reported net income	$11.6	$39.0	$64.2	$81.5
Net income assuming fair value method used	$11.4	$39.0	$63.3	$81.1
Assuming fair value method used
Basic earnings per share	$0.14	$0.50	$0.80	$1.03
Diluted earnings per share	$0.14	$0.49	$0.79	$1.02

The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Expected dividend yield	—	0.2%	0.3%	0.2%
Expected volatility	—	32.0%	36.2%	32.0%
Risk-free interest rate	—	4.24%	4.16%	4.24%
Expected option life in years	—	4.0	3.6	4.0

8.	In September, the two owned properties in Bermuda suffered extensive damage from Hurricane Fabian. FHR has insurance coverage for both property damage and business interruption. This insurance is subject to deductible amounts and uninsured items, estimated at $10 — $12. Of this amount, a provision of $7.4 was recorded in the third quarter.

9.	Changes in non-cash working capital:

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Decrease (increase) in current assets
Accounts receivable	$10.8	$4.1	$0.9	$(13.7)
Inventory	0.8	1.2	0.3	—
Prepaid expenses and other	9.1	—	(0.9)	(10.8)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(6.1)	(5.3)	(17.3)	(9.6)
Taxes payable	0.5	5.4	(2.5)	3.3

	$15.1	$5.4	$(19.5)	$(30.8)

10.	In February 2003, FHR completed a $120.0 financing secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui. The mortgage is due March 1, 2006 and bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 9.0%.

11.	Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $11.6 related to debts incurred by hotels in which it holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees is equal to the term of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amount has been recorded in the financial statements for amounts owing under these guarantees.

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims for FHR’s past business practices in the areas of tax and environmental matters. The term of such indemnification is subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $9 related to potential claims under the indemnifications made to date.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to be paid to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

12.	Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

At the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the hedge by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to the portion of the derivative instruments that are no longer deemed to be effective or do not meet the criteria of a hedge in the consolidated statement of income.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

At September 30, 2003, FHR had outstanding, two interest rate hedges to cap LIBOR at 6.5% on the mortgage secured by The Fairmont Copley Plaza Boston and to cap LIBOR at 9.0% on the mortgage secured by The Fairmont Kea Lani Maui. At September 30, 2003, the fair market value of the interest rate hedge agreements approximates their carrying value.

13.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

14.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada and two in the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended September 30, 2003

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$168.6	$—	$0.2	$12.5	$3.0	$(4.9)	$179.4
Other revenues from managed and franchised properties	—	—	—	7.0	2.2	—	9.2

							188.6
Income (loss) from equity investments and other	1.3	2.6	—	—	—	—	3.9
EBITDA	35.0	2.6	(1.0)	8.6	2.2	(0.5)	46.9
Total assets (b)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	19.3	—	—	0.6	—	—	19.9

	Three months ended September 30, 2002

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$150.3	$—	$11.9	11.3	3.6	$(4.7)	$172.4
Other revenues from managed and franchised properties	—	—	—	5.1	2.0	—	7.1

							179.5
Income (loss) from equity investments and other	3.7	7.2	—	—	—	—	10.9
EBITDA	54.3	7.2	2.1	8.2	2.7	(0.3)	74.2
Total assets (b)	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	10.6	—	—	1.0	—	—	11.6

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

	Nine months ended September 30, 2003

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$462.5	$—	$31.4	$33.4	$8.7	$(14.3)	$521.7
Other revenues from managed and franchised properties	—	—	—	17.6	6.1	—	23.7

							545.4
Income (loss) from equity investments and other	1.8	(4.2)	—	—	—	—	(2.4)
EBITDA	96.3	(4.2)	14.9	19.9	6.5	(0.9)	132.5
Total assets (b)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	54.3	—	—	1.2	—	—	55.5

	Nine months ended September 30, 2002

	Ownership			Management

	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$407.5	$—	$31.9	$30.3	$8.6	$(13.3)	$465.0
Other revenues from managed and franchised properties	—	—	—	14.9	6.1	—	21.0

							486.0
Income (loss) from equity investments and other	8.3	6.9	—	—	—	—	15.2
EBITDA	126.9	6.9	5.7	20.6	6.2	(0.8)	165.5
Total assets (b)	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	60.3	—	—	3.6	—	—	63.9

(a)	Revenues represent management fees that are charged by Fairmont of $4.8 (2002 — $4.6) and $14.1 (2002 — $13.1) for the three and nine months ended September 30, 2003 respectively, and Delta of $0.1 (2002 — $0.1) and $0.2 (2002 — $0.2) for the three and nine months ended September 30, 2003 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b)	Hotel ownership assets include $41.9 (2002 — $51.9) of investments accounted for using the equity method.

15.	Related Party Transactions

In August 2003, FHR entered into a long-term incentive based management contract with Legacy for The Fairmont Olympic Hotel, Seattle. This transaction was recorded at the exchange value, which is the amount established and agreed to by the related parties. In connection with FHR securing the management contract on this property and another under a similar arrangement, FHR has agreed to pay an aggregate amount of $18.0 over a three-year period. These amounts have been accounted for as intangible assets and are amortized over the life of the management contracts. The amortization expense will be applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. At September 30, 2003, FHR has a liability due to Legacy of $13.5 in connection with various management contracts with Legacy.

In connection with Legacy’s acquisition of The Fairmont Olympic Hotel, Seattle, FHR entered into a reciprocal loan agreement with Legacy for $19.0. The loan matures October 2013 and bears interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the financial statements.

Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition fee from Legacy of $0.7. This amount has been included in revenues from management operations.

FHR has a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $11.0. This loan is due July 2006 and bears interest at the same rate as the lender. This loan is classified in other assets and deferred charges. In addition, at September 30, 2003, FHR has a receivable from Legacy of $15.8, which has been classified as a loan receivable. This loan matures on July 31, 2004 and bears interest at the bankers’ acceptance rate plus 2.75%.